787 Seventh Avenue New York, NY 10019-6099

Tel: 212 728 8000
Fax: 212 728 8111

May 21, 2013

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	The Gabelli Equity Trust Inc. (Securities Act File No. 333-173819, Investment Company Act File No. 811-04700) Response to Staff Comments

Ladies and Gentlemen:

On behalf of The Gabelli Equity Trust Inc. (the “Fund”), pursuant to the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, we hereby file via EDGAR transmission post-effective amendment No. 7 to the Fund’s registration statement on Form N-2 (“Registration Statement”). This POS 8C filing is for the purpose of updating disclosure based on telephonic comments provided by Laura E. Hatch of the Staff of the Securities and Exchange Commission (“SEC”) on May 21, 2013 (“Additional Comments”), to the undersigned of our firm regarding the filing on May 20, 2013 of post-effective amendment number 6 to the Fund’s Registration Statement. Written responses to the Additional Comments will be transmitted under separate cover.

Securities and Exchange Commission

May 21, 2013

Any questions or comments regarding this letter should be directed to the undersigned at (212) 728-8865.

Very truly yours,

/s/ Ryan P. Brizek

Ryan P. Brizek

Securities and Exchange Commission

May 21, 2013

cc:

Bruce N. Alpert, The Gabelli Equity Trust Inc.

Agnes Mullady, The Gabelli Equity Trust Inc.

Molly A.F. Marion, The Gabelli Equity Trust Inc.

Rose F. DiMartino, Esq., Willkie Farr & Gallagher LLP

P. Jay Spinola, Esq., Willkie Farr & Gallagher LLP